Bionomics Limited

6 October 2005

05011867

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

SUPPL

RECEIVED OCT 13 2005 SEC MAIL PROCESSING SECTION WASH. D.C. 185

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

PROCESSED
OCT 19 2005
THOMSON FINANCIAL

per: Jill Mashado
Company Secretary

dlw 10/19

Bionomics Limited ABN 53 075 582 740
31 Dalgleish Street Thebarton SA Australia 5031 **Phone** 61 8 8354 6100 **Fax** 61 8 8354 6199 **Email** info@bionomics.com.au

Bionomics Limited

ABN 53 075 582 740

ASX ANNOUNCEMENT
6 October 2005

BIONOMICS APPOINTS FULL-TIME CFO

Bionomics Limited (ASX: BNO, BNOOA, BNOOB, US OTC:BMICY) today announced the appointment of a full-time Chief Financial Officer and Company Secretary.

Adelaide-based Mr Stephen Birrell will join the Company following a 20 year career which has spanned commercial management, financial, treasury and company secretarial roles in a variety of industry sectors including food, clothing, cosmetics, accounting and financial services with local, national and international firms. In these roles Mr Birrell gained experience with high growth companies and mergers and acquisitions. Mr Birrell holds a Bachelor of Business (Accounting) from Chisholm Institute of Technology (now David Syme Business School, Monash University).

Bionomics' CEO and Managing Director Dr Deborah Rathjen welcomed Mr Birrell to the expanded Bionomics' team, which now includes staff from its recent acquisitions Iliad Chemicals Pty Ltd and Neurofit SAS, and said "Stephen's depth of commercial experience and past experience with mergers and acquisitions will assist Bionomics' to achieve its growth aspirations".

Mrs Jill Mashado has resigned as Company Secretary and her employment with Bionomics will cease on 14 October. Mr Birrell commences as Company Secretary with effect from today.

FOR FURTHER INFORMATION PLEASE CONTACT:

DR DEBORAH RATHJEN
CEO & MANAGING DIRECTOR
BIONOMICS LIMITED
Ph: +61 8 8354 6101

About Bionomics Limited

Bionomics (ASX:BNO, BNOOA; BNOOB, US OTC:BMICY) discovers and develops innovative therapeutics, working with partners to maximise wealth for shareholders. The Company leverages its proprietary platforms MultiCore®, ionX® and Angene® to discover new treatments for CNS disorders, including anxiety and epilepsy, and cancer.

For more information about Bionomics, visit www.bionomics.com.au

Factors Affecting Future Performance

This announcement contains "forward-looking" statements within the meaning of the United States' Private Securities Litigation Reform Act of 1995. Any statements contained in this press release that relate to prospective events or developments, including, without limitation, statements made regarding Bionomics' business are deemed to be forward-looking statements. Words such as "believes," "anticipates," "plans," "expects," "projects," "forecasts," "will" and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by these forward-looking statements, including risks related to our available funds or existing funding arrangements, a downturn in our customers' markets, our failure to introduce new products or technologies in a timely manner, regulatory changes, risks related to our international operations, our inability to integrate acquired businesses and technologies into our existing business and to our competitive advantages, as well as other factors. Subject to the requirements of any applicable legislation or the listing rules of any stock exchange on which our securities are quoted, we disclaim any obligation to update any forward-looking statements as a result of developments occurring after the date of this press release.